EXHIBIT 21.1

Subsidiaries of Nanobiotix S.A.

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Nanobiotix Corp.	Delaware
Nanobiotix Germany GmbH	Germany
Nanobiotix Spain S.L.	Spain
Curadigm S.A.S.	France
Curadigm Corp.	Delaware